Via EDGAR

May 13, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel L. Gordon, Branch Chief

RE:	Prologis, Inc. and Prologis, L.P.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 28, 2013
File Nos. 001-13545 and 001-14245

Dear Mr. Gordon:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on May 8, 2013 (the “Comment Letter”), with respect to the Prologis, Inc. and Prologis, L.P. (together, the “Company”) Form 10-K for the year ended December 31, 2012 filed on February 28, 2013 (the “2012 Form 10-K”). For ease of review, we have keyed our response to the headings and numbered comments used in the Comment Letter, which we have reproduced below in boldface text. All page numbers and captions in the responses below refer to the 2012 Form 10-K, except as otherwise noted below.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Long-Lived Assets, page 66

1.	We note your response to comment 8 in our letter dated April 17, 2013. For land parcels you intend to sell that do not meet the criteria to be classified as held for sale, please tell us whether you consider costs to sell the assets in your calculation of the amount of any impairment loss (i.e., fair value less costs to sell), and if so, cite the authoritative literature upon which you relied.

For land parcels we intend to sell that do not meet the criteria to be classified as held for sale, we do not consider costs to sell the land in our calculation of any impairment loss.

Pier 1, Bay 1, San Francisco, California 94111 United States of America Main +1 415 394-9000 Fax +1 415 394 9001

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.

Sincerely,

/s/ Thomas S. Olinger

Thomas S. Olinger

Chief Financial Officer

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